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Robertson-Ceco Accepts Acquisition Proposal
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     San Ramon, California, April 20, 2000 (Dollar amounts in thousands except share and per share amounts) - Robertson-Ceco Corporation (NYSE: RHH) ("Robertson-Ceco") announced today that it has accepted a proposal made by The Heico Companies, LLC ("Heico") for the acquisition by Heico of all of the outstanding common stock of Robertson-Ceco not now owned by Heico and its affiliates for $11.50 per share. Heico and its affiliates currently own approximately 11,182,863 shares of Robertson-Ceco common stock, or about 69.5% of all outstanding common shares. Michael E. Heisley, Sr. is the Chief Executive Officer of Robertson-Ceco, Heico and Heico Holding, Inc.

     The Robertson-Ceco Board of Directors approved an Agreement and Plan of Merger (the "Agreement") with RHH Acquisition Corp. ("RHH Acquisition"), a subsidiary of Heico, after an independent director Special Committee, determined the transaction was fair to Robertson-Ceco shareholders. The Special Committee was advised by CIBC World Markets Corp. and legal counsel, Winthrop, Stimson, Putnam & Roberts. Pursuant to the Agreement, which contains customary conditions, RHH Acquisition will commence as promptly as practicable a cash tender offer for any and all shares of Robertson-Ceco common stock at a price of $11.50 net to the seller in cash,
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subject to the condition that the number of shares tendered when combined with those already owned by Heico equal at least 90% of the shares of common stock issued and outstanding. Following the tender offer, RHH Acquisition will be merged with and into Robertson-Ceco and holders of Robertson-Ceco common stock (other than Heico and its affiliates) will have their shares converted into the right to receive $11.50 in cash. If RHH Acquisition acquires enough shares in the tender offer so that Heico and its affiliates own more than 90% of all outstanding shares of Robertson-Ceco common stock, the merger will take place without a vote of Robertson-Ceco's shareholders immediately after the tender offer is consummated.

     Robertson-Ceco also announced today that it has reached an agreement for the settlement of the two class action lawsuits filed in the Court of Chancery of the State of Delaware following the announcement in December of Heico's original acquisition proposal.

     Also today, Robertson-Ceco reported net income for the quarter ended March 31, 2000 of $3,561 or $.22 per share, compared to $3,728, or $.23 per share, last year, a .4% decrease. Revenues were $68,603 in the first quarter of 2000 compared to the prior year's $59,864, a 14.6% increase.

     "Operating results for the first quarter of 2000 were good considering we incurred approximately $1.1 million in start up losses at the new Tennessee plant," said Mr. E.A. Roskovensky, President and Chief Operating Officer. "The strong backlog at the beginning of the year resulted in higher revenues than in the prior year. Incoming orders have continued to be good in most of the regions. Excluding the Tennessee startup costs,
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first quarter margins still declined slightly. Quarter end backlog is close to beginning of the year levels", he concluded.

     Headquartered in San Ramon, California, Robertson-Ceco Corporation is a leading manufacturer of custom-engineered metal buildings for commercial and industrial uses.

     The Heico Companies, LLC, a privately owned holding company headquartered in Chicago, owns and operates a diversified portfolio of over thirty companies. Activities include construction equipment and services, heavy machinery, materials handling, food processing, and other interests.

     Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by RHH Acquisition with the Securities and Exchange Commission ("SEC"), and the solicitation/recommendation statement will be filed by Robertson-Ceco with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by RHH Acquisition and Robertson-Ceco at the SEC's web site at www.sec.gov. The tender offer statement and related materials and the solicitation/recommendation statement and related materials may be obtained for free by directing such requests to Robertson-Ceco.
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                           ROBERTSON-CECO CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                -----------------------------------------------
                     (In thousands, except per share data)
                                  (Unaudited)

                                                Three Months Ended
                                                     March 31
                                                ------------------

                                                 2000       1999
                                                -------    -------
Net Revenues..................................  $68,603    $59,864

Costs of Sales................................   56,673     48,284
                                                -------    -------

Gross Profit..................................   11,930     11,580

Selling, General and Administrative...........    6,898      6,050
                                                -------    -------

Operating Income..............................    5,032      5,530
                                                -------    -------

Other Income (Expense):
  Interest expense............................     (182)       (47)
  Other income - net..........................      906        544
                                                -------    -------
                                                    724        497

Income Before Income Taxes....................    5,756      6,027
Income Taxes..................................    2,195      2,299
                                                -------    -------

Net Income....................................  $ 3,561    $ 3,728
                                                =======    =======

Basic/Diluted Income Per Common Share:          $   .22    $   .23
                                                =======    =======

Weighted average number of common
  shares outstanding..........................   16,063     16,063
                                                =======    =======